June 27, 2014

BY EDGAR AND HAND DELIVERY

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:    Groupon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 1-35335
Dear Mr. Spirgel:
Set forth below are the responses of Groupon, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated June 13, 2014, relating to the Company’s Form 10-K for the year ended December 31, 2013, filed on February 21, 2014. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Year Ended December 31, 2013
Management’s Discussion and Analysis of Financial Condition and Results…. page 32
Comment No. 1
We note the substantial growth of your Goods business, especially where you are the merchant of record, for 2013 and the first quarter of 2014. We note disclosures in the Form 10-K and Form 10-Q for these periods discussing the Goods business as generally having lower margins because of shipping and fulfillment costs. We also note disclosures in these periodic reports discussing that gross profit declined for third party and other revenue, but grew for direct revenue (which generally consists of Groupon Goods). In future filings, please expand your discussion in the MD&A and Business sections to discuss the increasing significance of Groupon Goods to your overall business. Further, discuss specific aspects of this business growth and how it may impact your financial results or liquidity. For instance, the “Factors Affecting Our Performance” sections of these reports state that deal sourcing and quality, marketing activities, and competitive pressure are contributing to lower deal margins. Please highlight, as applicable, in this section whether the growth of the Goods business may affect your margins and profitability.

Response:
The Company will expand its discussions in the MD&A and Business sections in future filings to discuss the increasing significance to the Company of the Groupon Goods business and how that impacts our financial results and liquidity, including how the growth of Goods may affect the Company’s margins and profitability.
Revenue Recognition, page 73
Comment No. 2
We note in the last paragraph on page 73 that you changed your revenue recognition policy in Germany in response to a German tax ruling that required you to remit value-added taxes earlier on unredeemed Groupons. Please explain to us why this tax ruling impacted your interpretation of German law and, consequently, the timing of revenue recognition. Also, please explain to us why you did not disclose this change in policy as a correction of an error.

Response:
Outside of the United States, we typically pay merchants their share of the gross billings from the sale of vouchers after the customer redeems the voucher with the merchant for goods or services. If a customer does not redeem a voucher under this redemption payment model, we retain all of the gross billings.

Our revenue recognition policy is to record the incremental revenue from unredeemed vouchers and derecognize the related accrued merchant payable only after our legal obligation to the merchant has expired, consistent with ASC 405-20-40-1(b). That accounting policy has not changed. Rather, the German tax ruling and other new information described below caused us to change our view as to when our legal obligation expires in that jurisdiction.

The vouchers that we sell to customers, including vouchers offered in Germany, typically expire within six months or less from the date of sale. In most jurisdictions, we believe that our obligation to the merchant ends shortly after voucher expiration, so we recognize the incremental revenue from unredeemed vouchers at that time. However, under consumer protection provisions of German civil law, merchants providing products or services to customers are required to fulfill their contractual obligations for a period of three years. When we acquired our German operations in May 2010, shortly after the business was founded, it was not clear whether those consumer protection provisions would apply to vouchers with contractual expiration dates and there was a lack of legal precedent at the time due to the recent emergence of the daily deals industry. The Company’s judgment at the time, which was developed in consultation with its legal advisors, was that the three-year merchant performance period would likely apply to vouchers presented for redemption during that period, even after expiration, and that Groupon would be obligated to pay the merchant its share of those post-expiration redemptions. Consequently, the Company concluded that it was appropriate to recognize revenue from unredeemed vouchers in Germany after three years, rather than the earlier voucher expiration date.

In October 2011, the Regional Court of Berlin ruled in a civil case involving the Company that a voucher can have an expiration date that results in a shorter term than the three-year merchant performance period. Based on that ruling, the Company evaluated whether to change its view as to when its legal obligation expires. However, the case was being appealed and our legal advisors indicated that it was unclear whether the Regional Court’s ruling would be upheld, so we concluded that there was an insufficient basis to change our view regarding our legal obligations at that time.

In February 2012, the Company received notification from the German taxing authorities that it should remit value-added taxes (VAT) on the merchant’s share of the billings from the sale of vouchers upon expiration. This VAT ruling, which clarified the position of the German taxing authorities that there is no longer a performance obligation under a voucher after it has expired, was in response to an inquiry that we had submitted when we acquired the business in May 2010. The Company decided to appeal the German tax ruling given the uncertainty regarding the outcome of the ongoing German civil case. We again determined that it was not appropriate to recognize the cumulative revenue from unredeemed vouchers at that time, as such revenue would potentially have needed to be reversed pending the outcomes of our appeal of the VAT tax ruling and the ongoing civil case.

In the subsequent months, the Company worked with its tax and legal advisors in connection with these matters. By the third quarter of 2012, our advisors expressed the view that the original decision in the German civil case would not be overturned (which ultimately turned out to be correct). As a result, the Company decided to accept the German tax ruling regarding the remittance of VAT and to cease work on developing its appeal. In light of these considerations, the Company concluded at that time that its legal obligations to merchants in Germany end shortly after voucher expiration. Accordingly, the Company recognized the cumulative revenue from unredeemed vouchers that had expired and disclosed the impact of this change in the notes to the consolidated financial statements.

The Company concluded that this change in judgment regarding the expiration of our obligations to merchants in Germany for unredeemed vouchers represented a change in accounting estimate, rather than the correction of an error. The Company’s previous determination was based on all of the relevant information that was available at the time and that determination was subsequently updated when new information became available. We believe that U.S. GAAP, including the guidance on loss contingencies in ASC 450 and uncertain tax positions in ASC 740, is clear that changes in recognition or measurement resulting from new information obtained from legal decisions and tax rulings constitute changes in estimates, rather than error corrections.

Other-Than-Temporary Impairment, page 77
Comment No. 3
We note your decision not to provide significant funding to F-tuan and your belief that there is substantial doubt as to F-tuan’s ability to continue to operate as a going concern. Since you operate in China through F-tuan, please clarify for us whether and how you intend to maintain any presence in China, if at all, after discontinuing further financial support for F-tuan.

Response:
At the present time, we do not intend to maintain any presence in China beyond our existing minority investment in F-tuan. We have no plans to provide any funding to F-tuan and we continue to believe that there is substantial doubt as to its ability to continue to operate as a going concern.

Changes in Internal Control Over Financial Reporting, page 131
Comment No. 4
As stated, during the period covered by your annual report, there was no change in your internal control … that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. However, we note elsewhere in your filing that you are in the process of migrating your EMEA and Rest of World segments to North America’s technology platform, have launched your own fulfillment center in the fourth quarter of 2013 (a change from third party inventory fulfillment), and, in addition, continue to refine your sales management and administrative processes (including through automation) in connection with your efforts to generate increased operating efficiencies. Tell us how you considered the impact of these activities on your internal controls.

Response:
We continuously review our internal controls and seek opportunities to automate and standardize processes. We evaluated the changes to our internal control procedures, as well as the results of our testing of the effectiveness of internal control over financial reporting, for the year ended December 31, 2013 and identified no material changes that would warrant disclosure under Item 9A.
The technology platform migration noted in the Staff’s comment relates to our front-end websites and is being undertaken to improve the Company’s ability to roll out customer-facing initiatives on a worldwide basis, provide a consistent customer experience though a more uniform website design, and reduce our internal costs of maintaining separate technology platforms. That front-end platform migration does not significantly impact the systems that represent components of our internal controls over financial reporting.
Even after the Company opened a fulfillment center in Kentucky on November 18, 2013, a significant majority of its North America inventory sales were fulfilled through outsourced third party logistics providers. That continues to be the case as of the date of this letter. The Company significantly increased its direct revenue transactions in EMEA beginning in the second half of 2013 and none of those transactions have been fulfilled through the Company’s fulfillment center. Additionally, many of our inventory-related control procedures are substantially the same regardless of whether we use our own fulfillment center or use an outsourced third party logistics provider. For example, we conduct periodic counts of our inventories both at our own fulfillment center and at the warehouses of our outsourced third party logistics providers.
The automation of our sales management and administrative processes noted in the Staff’s comment refers to technology used internally to improve the efficiency of our global sales force (for example, automated sales lead generation applications). These processes do not constitute a component of our internal controls over financial reporting.
Based on the aforementioned considerations, we do not believe that the matters referenced in the Staff’s comment constituted material changes in our internal controls over financial reporting.
* * * * *
As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the responses in this letter, please call me at 312-334-1579.
Respectfully submitted,

/s/ Brian C. Stevens

Brian C. Stevens
Chief Accounting Officer
Groupon, Inc.

cc:    Jason E. Child
David R. Schellhase
Daniel L. Horwood